BP2 3/5

3-5

02018117

NGE

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Sec File Number
8-26807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the **Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

PROCESSING MAR 04 2002 SECTION

REPORT FOR THE PERIOD BEGINNING 01-01-01 (mm/dd/yy) **AND ENDING** 12-31-01 (mm/dd/yy).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PAULSON INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use P.O. Box No.)

811 SW NAITO PARKWAY, SUITE 200
(No. and Street Address)

RECD S.E.C. MAR - 1 2002 815

PORTLAND	OREGON	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROL A. RICE	(503) 243-6044
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – if individual, state: last, first, middle name)

PROCESSED MAR 21 2002 THOMSON FINANCIAL

111 SW COLUMBIA, SUITE 800	PORTLAND	OREGON	97201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).e*

Sec 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.***

3/19

OATH OR AFFIRMATION

I, GLEN DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAULSON INVESTMENT COMPANY, INC., as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as following:

OFFICIAL SEAL
BARBARA J. JAMES
NOTARY PUBLIC-OREGON
COMMISSION NO. 347442
MY COMMISSION EXPIRES JULY 2, 2005

Signature

PRESIDENT
Title

Barbara J. James
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Conditions with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5.

*****For conditions of confidential treatment of certain portions of filing, see section 240.17a-5(e)(3).***

CONTENTS

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton *International*

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors
Paulson Investment Company, Inc.
(A wholly-owned subsidiary of Paulson Capital Corp.)

We have audited the accompanying statement of financial condition of Paulson Investment Company, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paulson Investment Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note L of the Notes to Financial Statements, the Company changed its method of valuing underwriter warrants in 2001.

Grant Thornton LLP

Portland, Oregon
February 1, 2002

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864
Tel: 503 222-3562
Fax: 503 295-0148

Paulson Investment Company, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 42,648
Trading and investment securities	19,824,581
Underwriter warrants, at estimated fair value	6,165,000
Receivable from correspondent broker-dealer	8,433,039
Receivables from non-customers	407,716
Other assets	989,750
	$35,862,734

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 1,668,348
Securities sold, not yet purchased, at market value	12,846
Payable to correspondent broker-dealer	1,418,779
Deferred income taxes	2,561,500
	5,661,473
Stockholder's equity	
Preferred stock, no par value; authorized, 500,000 shares; no shares issued and outstanding	-
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 400,100 shares	2,015,565
Receivable from parent	(8,615,110)
Retained earnings	36,800,806
	30,201,261
	$35,862,734

The accompanying notes are an integral part of this statement.

Paulson Investment Company, Inc.

STATEMENT OF INCOME

Year ended December 31, 2001

Revenues	
Commissions	$ 7,304,568
Net gains from trading and investment securities	12,083,749
Revenue from underwriting and selling groups	6,017,517
Revenue from sale of investment company shares	256,967
Other revenue	47,882
	25,710,683
Expenses	
Employee compensation and benefits	9,562,856
Underwriting expenses	638,190
Other operating expenses	3,239,053
	13,440,099
Income before income taxes	12,270,584
Income taxes	
Current benefit	(1,543,200)
Deferred expense	6,818,000
	5,274,800
NET INCOME	$ 6,995,784

The accompanying notes are an integral part of this statement.

Paulson Investment Company, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2001

	Common Stock		Receivable From Parent	Retained Earnings	Total
	Shares	Amount			
Balance at December 31, 2000, as previously reported	400,100	$ 2,015,565	$ (2,096,152)	$ 28,139,022	$ 28,058,435
Prior period adjustment (Note L)	-	-	-	1,666,000	1,666,000
Balance at December 31, 2000, as restated	400,100	2,015,565	(2,096,152)	29,805,022	29,724,435
Net change in receivable from parent	-	-	(6,518,958)	-	(6,518,958)
Net income	-	-	-	6,995,784	6,995,784
Balance at December 31, 2001	400,100	$ 2,015,565	$ (8,615,110)	$ 36,800,806	$ 30,201,261

The accompanying notes are an integral part of this statement.

Paulson Investment Company, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents	
Cash flows from operating activities	
Net income	$ 6,995,784
Adjustments to reconcile net income to net cash provided by operating activities	
Write-off of note receivable	103,551
Deferred income tax	6,818,000
Changes in assets and liabilities	
Trading and investing securities, net	(5,455,457)
Underwriter warrants, net	(3,463,000)
Receivable from correspondent broker-dealer	445,044
Receivables from noncustomers	97,950
Other assets	(126,540)
Accounts payable and accrued expenses	470,984
Securities sold, not yet purchased	(18,650)
Payable to correspondent broker-dealer	589,920
Net cash provided by operating activities	6,457,586
Cash flows from financing activities	
Net change in receivable from parent	(6,518,958)
Net decrease in cash and cash equivalents	(61,372)
Cash and cash equivalents at beginning of year	104,020
Cash and cash equivalents at end of year	$ 42,648
Cash paid during the year for:	
Interest	$ 40
Income taxes	$ 3,746,609

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Paulson Investment Company Inc. (the Company), a wholly-owned subsidiary of Paulson Capital Corp. (the Parent), is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Security Dealers (NASD). The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Correspondent Services Corporation (CSC), a subsidiary of Paine Webber Group, Inc. The Company also acts as a lead or participating underwriter for over-the-counter securities offerings. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii) since it does not handle or carry customer securities and cash. The Company's principal market is throughout the United States.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Security Transactions

Security transactions and related revenue are recorded on a trade date basis. Manager's fees, underwriter's fees, and other underwriting revenues are recognized at the time the underwriting is completed. Tax shelter revenue is recognized at the time individual tax shelter units are sold. Revenue from the receipt of underwriter warrants, received in corporate finance transactions, is recognized on the date the warrants are received based on the estimated fair value of the securities received as estimated using the Black-Scholes option-pricing model. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The fair value of not readily marketable securities is estimated by management using available information including the following: Quoted market prices of similar securities (i.e., unrestricted shares of the same company); price of recent known trades of the same or similar securities; the cost of the security if recently purchased adjusted for changes in the financial condition of the issuer; all other information available from review of available documents related to the issuer or discussions with management of the issuer. Changes in the value of these securities are reflected currently in the results of operations. Underwriter warrants are valued at estimated fair value using the Black-Scholes option-pricing model, taking into account the exercise price, remaining life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant. Changes in the estimated fair value of these underwriter warrants are reflected currently in the results of operations.

2. Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash and cash equivalents, receivables, notes receivable and payables approximate their respective fair values due to the short maturities of these instruments. The fair values of securities owned and securities sold, not yet purchased are recorded primarily on quoted prices for the same or similar instruments. Changes in the market value of these securities are reflected currently in the results of operations for the year.

3. Income Taxes

The Company's taxable income or loss is included in the consolidated federal and state income tax returns of the Parent. The Parent allocates income tax expense or benefit to the Company based upon its contribution to taxable income or loss as if the Company were filing a separate return.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash due from banks and brokerage accounts, certificates of deposit and highly liquid debt instruments purchased with a maturity of three months or less.

5. Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company introduces all customer transactions in securities traded on U.S. securities markets to CSC on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss. Management does not anticipate nonperformance by customers and counterparties in the above situations.

In addition to the clearing services provided, CSC also loans money to the Company to finance trading accounts.

NOTE C - RECEIVABLES FROM NONCUSTOMERS

Receivables from noncustomers consist of the following:

Employees	$ 169,506
Independent brokers	174,480
Other	63,730
	$ 407,716

Noncustomer receivables relate principally to advances and expenses in excess of commission earnings and inventory losses charged to the Company's registered representatives. During the year ended December 31, 2001, noncustomer receivables of $242,420 were determined by management to be uncollectible and written off.

NOTE D - TRADING AND INVESTMENT SECURITIES

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market values or estimated fair value if not readily marketable, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 150,861	$ -
Corporate obligations	22,953	-
Corporate stocks	19,650,767	12,846
	$ 19,824,581	$ 12,846

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business the Company has sold securities that is does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2001 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2001.

Included in trading and investment securities are certain securities which are not readily marketable. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2001, these securities consist of corporate stocks and warrants at estimated fair values of approximately $3,891,000. Included in the $3,891,000 is approximately $2,534,000 of securities subject to the SEC's blockage rule.

NOTE E – UNDERWRITER WARRANTS

The estimated fair value of warrants is determined by management using the Black-Scholes option-pricing model, taking into account the exercise price, remaining contractual life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant (see Note A1). The warrants generally have a five-year expiration date and vest immediately. The warrants are generally subject to a one-year restriction period in which the Company cannot exercise the warrants. Significant assumptions used to estimate the fair values of the warrants include the risk-free interest rate, expected volatility factors for the underlying securities and an expected dividend yield for those securities that were expected to pay dividends. The expected volatility factors were determined using historical volatility of the underlying stock if available and historical volatility of a peer group if volatility for the underlying stock is not available.

The following table summarizes activity in underwriter warrants:

Estimated value at January 1, 2000 (restated)	$ 2,702,000
Warrants received	4,017,000
Warrants expired	(242,000)
Unrealized depreciation in estimated value	(312,000)
Estimated fair value at December 31, 2001	$ 6,165,000

NOTE F - INCOME TAXES

Income tax expense for the year ended December 31, 2001, differs from the amount calculated at the federal statutory rate, as follows:

Federal income tax expense at the statutory rate	$4,172,000
State and local income tax expense, net of federal benefit	820,000
Difference due to tax rate changes	56,000
Permanent differences and other	226,800
	$5,274,800

The Company's net deferred tax asset (liability) consists of the following:

Contributions carryover	$ 6,200
Accrued expenses	12,200
Unrealized gain on securities	(2,841,500)
State net operating loss carryforwards	261,600
	$(2,561,500)

State net operating loss carryforwards begin to expire in 2004.

The Company has income taxes receivable of approximately $1,762,000 recorded in its receivable from parent account.

NOTE G - PROFIT-SHARING PLAN

Retirement benefits for employees of the Company who have completed certain service requirements, are provided by a defined contribution profit-sharing plan. The Company contributed $400,000 to the plan for the year ended December 31, 2001.

NOTE H - RELATED PARTY TRANSACTIONS

The Company incurred charges of $192,000 from its Parent for management and computer services during the year ended December 31, 2001. The Company also advances funds to and receives funds from its Parent in the normal course of business.

NOTE I - LEASES

The Company leases office space under the terms of various non-cancelable operating leases. The future minimum payments, by year and in the aggregate, required for leases with initial or remaining terms of one year or more consist of the following:

Year ending December 31,	
2002	$ 323,385
2003	308,448
2004	308,448
2005	323,442
2006	334,152
Thereafter	858,942
	$ 2,456,817

Rental expense for all operating leases amounted to $279,841 for 2001.

NOTE J - CONTINGENCIES

The Company has been named by individuals in certain legal actions, some of which claim state and federal securities law violations and claim principal and punitive damages. As preliminary hearings and discovery in these cases is not complete, it is not possible to assess the degree of liability, the probability of an unfavorable outcome or the impact on the Company's financial statements, if any. The Company's management denies the charges in these legal actions and is vigorously defending against them. No provision for any liability that may result from these contingencies has been made in the financial statements.

NOTE K - NET CAPITAL REQUIREMENT

The Company is subject to the net capital rule (Rule 15c-3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2001, the Company's net capital and required net capital were $17,621,377 and $111,223, respectively, and its ratio of aggregate indebtedness to net capital was .09 to 1. The Company's absolute minimum required net capital is $100,000.

NOTE L – PRIOR PERIOD ADJUSTMENT

During the fourth quarter of 2001, the Company changed its valuation methodology for underwriter warrants. Previously the Company carried these securities at their estimated fair value once the restriction periods had lapsed. Upon reconsideration, it was determined that it is appropriate under generally accepted accounting principles to carry these securities at their estimated fair value as soon as the securities are received. Accordingly, a prior period adjustment has been recorded to correct this error in previously issued financial statements that were not in compliance with accounting principles generally accepted in the United States.

The effect of the change at December 31, 2000 was to increase securities owned by $2,702,000, deferred tax liability by $1,036,000 and retained earnings by $1,666,000.

SUPPLEMENTARY INFORMATION

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Certified Public Accountants on Supplementary Information Required by SEC Rule 17a-5

Board of Directors
Paulson Investment Company, Inc.
(A wholly-owned subsidiary of Paulson Capital Corp.)

We have audited the accompanying financial statements of Paulson Investment Company, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 1, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Portland, Oregon
February 1, 2002

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864
Tel: 503 222-3562
Fax: 503 295-0148

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2001

Aggregate indebtedness		
Total liabilities		$ 5,661,473
Less, nonaggregate indebtedness liabilities		(3,993,125)
Aggregate indebtedness		$ 1,668,348
Net capital		
Total stockholder's equity		$30,201,261
Adjustments to net capital pursuant to Rule 15c3-1		
Add		
Deferred tax liability related to unrealized gain on securities which have otherwise been deducted from net capital		2,561,500
Deduct		
Nonallowable assets		
Securities not readily marketable	$(7,521,859)	
Blockage	(2,533,731)	
Receivables from noncustomers	(407,716)	
Other assets	(989,750)	(11,453,056)
Haircuts on securities		(3,688,328)
Net capital		17,621,377
Minimum net capital requirement		111,223
Excess net capital over minimum requirements		$17,510,154
Ratio of aggregate indebtedness to net capital		.09 to 1

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Certified Public Accountants
on Internal Control Required by SEC Rule 17a-5

Board of Directors
Paulson Investment Company, Inc.
(A wholly-owned subsidiary of Paulson Capital Corp.)

In planning and performing our audit of the financial statements of Paulson Investment Company, Inc. (the Company) as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864
Tel: 503 222-3562
Fax: 503 295-0148

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Grant Thornton LLP

Portland, Oregon
February 1, 2002

Report pursuant to Rule 17a-5(d) of the United States Securities and Exchange Commission and Report of Independent Certified Public Accountants

Paulson Investment Company, Inc.

December 31, 2001